PALVELLA THERAPEUTICS, INC.

125 STRAFFORD AVENUE, SUITE 360

WAYNE, PA 19087

January 14, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Daniel Crawford

Re:	Palvella Therapeutics, Inc. Registration Statement on Form S-1 Filed December 31, 2024, as amended on January 14, 2025 (File No. 333-284093)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Palvella Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-284093) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Eastern Time, on January 16, 2025, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Locke LLP, may request by telephone.

Please contact Joseph Walsh of Troutman Pepper Locke LLP at (212) 704-6030 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

PALVELLA THERAPEUTICS, INC.

By:	/s/ Wesley Kaupinen
Name: Wesley Kaupinen
Title: President and Chief Executive Officer

[Signature Page to Acceleration Request]